SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST, 2004

COMMISSION FILE NUMBER 0-50657
                               SEABRIDGE GOLD INC.
             (Exact name of Registrant as specified in its Charter)

        172 KING STREET EAST, 3RD FLOOR, TORONTO, ONTARIO, CANADA M5A 1J3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F |X|                    Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes |_|                          No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Seabridge Gold Inc.
                                          (Registrant)


Date: August 9, 2004

                                          By:   /s/ Rudi Fronk
                                             -----------------------------------
                                             Name:  Rudi Fronk
                                             Title: President and C.E.O

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                                    EXHIBITS


Exhibit 99
----------
Press release issued August 5, 2004 in which the Registrant announced that the first eight diamond drill holes from this summer's program at Seabridge Gold's 100% owned Courageous Lake property in the Northwest Territories have been drilled and assayed. The results confirm the strong potential for a significant expansion in size and grade of the multi-million ounce FAT deposit, already Canada's largest undeveloped gold project. Drilling will resume on August 10 with an additional rig to increase meterage during the short summer season.

Please note that reference to the Registrant's Annual Information Form filed with SEDAR in Canada for the year ended December 31, 2002, on the last page of the press release, should have been to the Annual Information Form filed with SEDAR in Canada for the year ended December 31, 2003.